TRADEUP GLOBAL CORPORATION

437 Madison Avenue, 27th Floor

New York, New York 10022

(732) 910-9692

March 29, 2022

Via Edgar

Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.
Washington, D.C. 20549-4628

Attn: Kyle Wiley

Re:	TradeUP Global Corporation Registration Statement on Form F-4, as amended (File No. 333–260418)

Dear Mr. Wiley:

TradeUP Global Corporation (the “Registrant”) hereby requests, pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 1:00 p.m., Washington D.C. time, on March 31, 2022, or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time.

Very Truly Yours,

TradeUP Global Corporation

By:	/s/ Lei Huang
Lei Huang Co-Chief Executive Officer

cc:	David C. Buck, Sidley Austin LLP

Jianwei Li, TradeUP Global Corporation

Michael J. Blankenship, Winston & Strawn LLP